SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ______________________

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 1)*

                                  E-Loan, Inc.
________________________________________________________________________________
                                (Name of Issuer)

                         Common Stock ($0.001 par value)
________________________________________________________________________________
                         (Title of Class of Securities)

                                   26861P 10 7
________________________________________________________________________________
                                 (CUSIP Number)

                              Christopher V. Dodds
              Executive Vice President and Chief Financial Officer
                         THE CHARLES SCHWAB CORPORATION
                                120 Kearny Street
                             San Francisco, CA 94108
                                 (415) 627-7000
________________________________________________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 12, 2002
________________________________________________________________________________
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

      NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.
                         (Continued on following pages)
                               (Page 1 of 5 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

________________________________________________________________________________

CUSIP NO.      26861P 10 7                 13D                 PAGE 2 OF 5 PAGES
________________________________________________________________________________

________________________________________________________________________________
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           The Charles Schwab Corporation
________________________________________________________________________________
    2      CHECK THE APPROPRIATE  BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
________________________________________________________________________________
    3      SEC USE ONLY

________________________________________________________________________________
    4      SOURCE OF FUNDS*

           WC
________________________________________________________________________________
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)
                                                                             [ ]
________________________________________________________________________________
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware, USA
________________________________________________________________________________
                              7     SOLE VOTING POWER

                                    0
                           _____________________________________________________
        NUMBER OF             8     SHARED VOTING POWER
          SHARES
       BENEFICIALLY                 15,272,647
         OWNED BY          _____________________________________________________
           EACH               9     SOLE DISPOSITIVE POWER
         REPORTING
          PERSON                    0
           WITH            _____________________________________________________
                             10     SHARED DISPOSITIVE POWER

                                    15,272,647
________________________________________________________________________________
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           15,272,647
________________________________________________________________________________
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11) EXCLUDES CERTAIN SHARES*

           Not applicable
________________________________________________________________________________
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           22.9%
________________________________________________________________________________
   14      TYPE OF REPORTING PERSON*

           HC
________________________________________________________________________________

________________________________________________________________________________

CUSIP NO.      26861P 10 7                 13D                 PAGE 3 OF 5 PAGES
________________________________________________________________________________

________________________________________________________________________________
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Charles Schwab & Co., Inc.
________________________________________________________________________________
    2      CHECK THE APPROPRIATE  BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
________________________________________________________________________________
    3      SEC USE ONLY

________________________________________________________________________________
    4      SOURCE OF FUNDS*

           WC
________________________________________________________________________________
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)
                                                                             [X]
________________________________________________________________________________
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware, USA
________________________________________________________________________________
                              7     SOLE VOTING POWER

                                    0
                           _____________________________________________________
        NUMBER OF             8     SHARED VOTING POWER
          SHARES
       BENEFICIALLY                 15,272,647
         OWNED BY          _____________________________________________________
           EACH               9     SOLE DISPOSITIVE POWER
         REPORTING
          PERSON                    0
           WITH            _____________________________________________________
                             10     SHARED DISPOSITIVE POWER

                                    15,272,647
________________________________________________________________________________
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           15,272,647
________________________________________________________________________________
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11) EXCLUDES CERTAIN SHARES*

           Not applicable
________________________________________________________________________________
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           22.9%
________________________________________________________________________________
   14      TYPE OF REPORTING PERSON*

           BD
________________________________________________________________________________


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                                                               _________________

                                                               PAGE 4 OF 5 PAGES
                                                               _________________


                         SCHEDULE 13D (AMENDMENT NO. 1)


              This Amendment No. 1 amends and supplements the Statement on
              Schedule 13D filed by The Charles Schwab Corporation ("TCSC") and Charles Schwab & Co., Inc. ("CS&Co") on March 6, 2002 relating to the common stock, par value $0.001 per share ("Common Stock") of E-Loan, Inc., a Delaware corporation ("E-Loan"). Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D filed on March 6, 2002.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              The response to Item 3 of Schedule 13D is amended to add the following:

              On April 12, 2002, TCSC converted the Note to 4,716,981 shares of E-Loan's Common Stock.

ITEM 4.       PURPOSE OF TRANSACTION.

              The response to Item 4 of Schedule 13D is amended by replacing the second and third paragraphs and the first sentence of the fourth paragraph with the following:

              On April 12, 2002, TCSC converted the Note to 4,716,981 shares of E-Loan's Common Stock. TCSC intends to dispose of shares of E-Loan's Common Stock that it currently holds, which disposition may be pursuant to Registration Statements on Form S-3, to the extent such disposition can be consummated on advantageous terms. CS&Co is also considering disposing of and/or replacing the warrants, if such conversion and/or replacement, which might be with E-Loan or third parties, can be consummated on advantageous terms.

              As described above in this Amendment No. 1 to Schedule 13D, (a) TCSC intends to dispose of shares of E-Loan's Common Stock that it currently holds, and CS&Co has considered plans that may result in the disposition and/or replacement of the warrants.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

              The response to Item 5 of Schedule 13D is amended to replace paragraphs b(ii) and b(iv) with the following:

              (b)    (ii) Shared power to vote or to direct the vote:
                     15,272,647, of which TCSC owns 7,383,647 shares of E-Loan Common Stock, and CS&Co has a warrant for 1,389,000 shares of E-Loan Common Stock exercisable at a price of $5.00 per share, and CS&Co. has a warrant for 6,500,000 shares of E-Loan Common Stock exercisable at a price of $3.75 per share (provided that, this warrant cannot be exercised unless the average of the last five closing prices per share of the E-Loan Common Stock is equal to or greater than $5.75 per share).

              (b)    (iv) Shared power to vote or to direct the vote:
                     15,272,647, of which TCSC owns 7,383,647 shares of E-Loan Common Stock, and CS&Co has a warrant for 1,389,000 shares of E-Loan Common Stock exercisable at a price of $5.00 per share, and CS&Co. has a warrant for 6,500,000 shares of E-Loan Common Stock exercisable at a price of $3.75 per share (provided that, this warrant cannot be exercised unless the


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                                                               _________________

                                                               PAGE 5 OF 5 PAGES
                                                               _________________


                     average of the last five closing prices per share of the E-Loan Common Stock is equal to or greater than $5.75 per share).

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

              The response to Item 6 is amended to delete paragraphs (g) and
              (j).


                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 17, 2002                 THE CHARLES SCHWAB CORPORATION


                                       /s/CHRISTOPHER V. DODDS
                                       _________________________________________
                                       By:  Christopher V. Dodds
                                            Executive Vice President and
                                            Chief Financial Officer



                                       CHARLES SCHWAB & CO., INC.


                                       /s/CHRISTOPHER V. DODDS
                                       _________________________________________
                                       By:  Christopher V. Dodds
                                            Executive Vice President and
                                            Chief Financial Officer